LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

04012134

04 JAN 15 AM 7:21

14 January 2004

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

dlw 1/20

cc. Mr. Brian Teitelbaum (Citibank)

04 JAN 16 AM 7:21

LAURA ASHLEY
27 Bagleys Lane, Fulham, London SW6 2QA
Tel (Direct Line): 020 7880 5356 Fax: 020 7880 5111

Fax

TO:	**Brian Teitelbaum**	FROM:	Ann Mantz
COMPANY:	Citibank	PAGES:	2 [Including Cover Sheet]
FAX No:	001 212 825 5398	CC:	
DATE:	14 January 2004	TIME:	10:31
RE:	LAURA ASHLEY HOLDINGS plc FILE NO 82-1356		

Please find attached copy of the announcement released to the London Stock Exchange, and notification herewith to the Securities and Exchange Commission.

Ann

Ann Mantz

14 January 2004

Laura Ashley Holdings plc
("Laura Ashley" or "the Company")

Laura Ashley Holdings plc today announces a trading update for the 24 weeks to 10 January 2004.

The Company currently has only nine remaining stores operating in Continental Europe, and it is expected that it will have either franchised or disposed of all but two of those by the end of this month. For this reason, this update only covers the continuing retail operations in the United Kingdom.

Laura Ashley's Home Furnishings business now represents almost 70 per cent of its UK retail turnover. Customers tend to buy furniture outside the Christmas period. Therefore, Christmas trading statistics do not serve as a useful indication of overall trading performance. For this reason it has been decided that it is no longer appropriate for Christmas trading information to be provided to the market.

In the 24 weeks to 10 January 2004 total like for like sales in the UK were down 0.6%. In Home Furnishings, like for like sales increased 3.1%. Fashion like for like sales decreased 7.8 %.

In the 50 weeks to 10 January 2004, total like for like sales in the UK were up 1.9%, with Home Furnishings up 4.4% and Fashion down 2.8%. Total UK sales to date are in line with the Company's expectations. Over the 50 week period margins have been broadly the same as last year.

Ainum Mohd-Saaid, Joint Chief Executive Officer stated:

"Although the second half has been difficult, as reflected in the pressure we experienced on our top-line, I am pleased that we have managed to protect our margins through the careful control of our promotional activity, our space maximisation programme and the continued focus on costs."

Rebecca Navarednam, Joint Chief Executive Officer added:

"In the longer term, having effectively completed our programme to exit from Continental Europe, the Group is well positioned for the future. However, retail markets remain difficult and both the home furnishing and fashion sectors are competitive. Although we remain cautious about the future, Laura Ashley is now in much better shape to compete and, ultimately, to deliver value to its shareholders."

Enquiries

Tom Buchanan Katya Reynier Deborah Spencer	Brunswick	020 7404 5959